EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three	For the Nine
	Months Ended	Months Ended
	September 30, 2008	September 30, 2008

Earnings from continuing operations before income taxes	$738	$2,581

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(24)	(72)
Dividends from less than 50% owned affiliates	5	54
Fixed charges	351	1,082
Interest capitalized, net of amortization	(2)	(3)

Earnings available for fixed charges	$1,068	$3,642

Fixed charges:
Interest incurred:
Interest expense	$311	$964
Capitalized interest	2	4

	313	968
Portion of rent expense deemed to represent interest factor	38	114

Fixed charges	$351	$1,082

Ratio of earnings to fixed charges	3.0	3.4